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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4 )*


                          PATINA OIL & GAS CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   703224-10-5
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                                 (CUSIP Number)

                      James W. Williams, Jr. (303) 534-6500
                            SOUTHWESTERN EAGLE L.L.C.
                         1675 Larimer Street, Suite 820
                             Denver, Colorado 80202
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     (Name/Address/Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 January 9, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
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
                                 SCHEDULE 13D/A
CUSIP No.         703224-10-5                                                          Page 2 of 5 Pages
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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             SOUTHWESTERN EAGLE L.L.C.
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                                          (a) / /
                                                                                                                         (b) / /
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     3       SEC USE ONLY
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     4       SOURCE OF FUNDS*

             BK, WC
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

             IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                      / /
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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Louisiana
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 Number of                    7      SOLE VOTING POWER
                                     0
  Shares
                          -----------------------------------------------------------------------------------------------------
beneficially                  8      SHARED VOTING POWER
                                     0
 owned by                 -----------------------------------------------------------------------------------------------------
                              9      SOLE DISPOSITIVE POWER
  each                               0

reporting                 -----------------------------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER
  person                             0

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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
--------------------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES CERTAIN SHARES*      / /

--------------------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0
--------------------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             00
--------------------------------------------------------------------------------------------------------------------------------

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                                                               Page 3 of 5 Pages

         This Amendment No. 4 amends the statement on Schedule 13D (the "Initial 13D") which was filed on July 9, 1999 pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, on behalf of each of Southwestern Eagle LLC ("Southwestern"), James W. Williams, Jr. ("Mr. Williams") and H. Hunter White III ("Mr. White") and relates to the common stock, par value $0.01 per share (the "Common Stock") of Patina Oil & Gas Corporation (the "Issuer"). The Initial 13D was amended on August 12, 1999, by Amendment No. 1, on September 3, 1999 by Amendment No. 2 and on August 15, 2000 by Amendment No. 3. The Initial 13D is hereby further amended as set forth below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Paragraphs (a) and (c) of Item 5 of Amendment No. 3 are deleted in their entirety and replaced with the following:

         (a) As of the close of business on January 11, 2001, Southwestern does not own beneficially any shares of the Issuer's Common Stock.

         (c) On January 9, 2001, Southwestern distributed on a pro rata basis, 1,844,900 shares of the Issuer's Common Stock and 57,000 of the Issuer's $12.50 Common Stock Warrants to its members. No consideration was paid by the members for the shares of Common Stock and the $12.50 Common Stock Warrants of the Issuer received by them in the distribution. No member acquired in the distribution beneficial ownership of 5% or more of the outstanding Common Stock of the Issuer based upon the shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Joint Filing Agreement dated July 8, 1999 among Southwestern Eagle L.L.C., James W. Williams, Jr. and H. Hunter White, III.*

         2. Amended and Restated Credit Agreement dated as of June 1, 1999 between Southwestern Eagle L.L.C. and Bank One, Texas National Association, as amended by First Amendment to Amended and Restated Credit Agreement effective as of June 25, 1999.*

         3. Standstill Agreement dated as of April 1, 2000 between Patina Oil & Gas Corporation and Southwestern Eagle L.L.C.*



---------------------------

* Previously filed

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                                                               Page 4 of 5 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                            SOUTHWESTERN EAGLE L.L.C.


Dated:  January 12, 2001                    By: /s/ James W. Williams, Jr.
                                               -------------------------------
                                               Name:  James W. Williams, Jr.
                                               Title: Manager

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                                                               Page 5 of 5 Pages

                                  EXHIBIT INDEX
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
EXHIBIT           TITLE                                                                 PAGE NO.
--------          -----                                                                 --------
Exhibit 1                  Joint Filing Agreement dated July 8, 1999 among              *
                           Southwestern Eagle L.L.C., James W. Williams, Jr.
                           and H. Hunter White, III

Exhibit 2                  Amended and Restated Credit Agreement dated as               *
                           of June 1, 1999 between Southwestern Eagle L.L.C.
                           and Bank One, Texas, National Association, as
                           amended by First Amendment to Amended and
                           Restated Credit Agreement effective as of
                           June 25, 1999.

Exhibit 3                  Standstill Agreement dated as of April 1, 2000 between       *
                           Patina Oil & Gas Corporation and Southwestern
                           Eagle L.L.C.
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* Previously filed